SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  08 May 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares dated 04 April 2007
             2.  Director/PDMR Shareholding dated 18 April 2007
             3.  Director/PDMR Shareholding dated 18 April 2007
             4.  Transaction in Own Shares dated 18 April 2007
             5.  BT acquires Comsat dated 20 April 2007
             6.  Director Declaration dated 24 April 2007
             7.  Director/PDMR Shareholding dated 24 April 2007
             8.  Transaction in Own Shares dated 25 April 2007
             9.  Total Voting Rights dated 30 April 2007
            10.  Transaction in Own Shares dated 02 May 2007

Enclosure 1.

Wednesday 4 April 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 331,465 ordinary shares at at a minimum price of 154 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 370,546,166 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,270,108,686.

The above figure (8,270,108,686) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                  --: ends :--

Enclosure 2.


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

BEN VERWAAYEN

IAN LIVINGSTON

ANDY GREEN

PAUL REYNOLDS

HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED AND DIRECTORS NAMED ABOVE


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

LAPSE OF EXECUTIVE OPTIONS AND SHARE AWARDS FOLLOWING THE END OF PERFORMANCE MEASUREMENT PERIODS.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED AND DIRECTORS NAMED ABOVE


8 State the nature of the transaction

LAPSE OF EXECUTIVE OPTIONS AND SHARE AWARDS FOLLOWING THE END OF PERFORMANCE MEASUREMENT PERIODS.

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

100% OF OPTIONS GRANTED UNDER THE GLOBAL SHARE OPTION PLAN IN 2002 LAPSED ON 31 MARCH 2007 FOLLOWING THE END OF THE PERFORMANCE MONITORING PERIOD.

42% OF OPTIONS GRANTED UNDER THE GLOBAL SHARE OPTION PLAN IN 2004 LAPSED ON 31 MARCH 2007 FOLLOWING THE END OF THE PERFORMANCE MONITORING PERIOD.

45% OF SHARES AWARDED UNDER THE INCENTIVE SHARE PLAN IN 2004 LAPSED ON 31 MARCH 2007 FOLLOWING THE END OF THE PERFORMANCE MONITORING PERIOD.

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


BEN VERWAAYEN
PERSONAL HOLDING: 1,238,827 SHARES
BT GROUP DEFERRED BONUS PLAN: 958,118 SHARES
BT GROUP INCENTIVE SHARE PLAN: 807,313 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,369,820 SHARES



IAN LIVINGSTON
PERSONAL HOLDING: 349,901 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 286,753 SHARES
BT GROUP RETENTION SHARE PLAN: 280,879 SHARES
BT GROUP INCENTIVE SHARE PLAN: 588,796 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 880,806 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,290 SHARES


ANDY GREEN
PERSONAL HOLDING: 204,629 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 284,822 SHARES
BT GROUP INCENTIVE SHARE PLAN: 560,068 SHARES
BT GROUP RETENTION SHARE PLAN: 338,918 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 831,677 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


PAUL REYNOLDS
PERSONAL HOLDING: 147,169 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 261,310 SHARES
BT GROUP INCENTIVE SHARE PLAN: 483,675 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 782,754 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


HANIF LALANI
PERSONAL HOLDING: 36,358 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 171,416 SHARES
BT GROUP INCENTIVE SHARE PLAN: 417,420 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 406,416 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


16. Date issuer informed of transaction

17 APRIL 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 20,797,054 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 33,726 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

Graeme Wheatley

Date of notification

18 APRIL 2007


END

Enclosure 3.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 3,348 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 3,348 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

16.04.07 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

16.04.07


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS AS AT 16 APRIL 2007 AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 20,797,054 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT F CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 33,726 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

16.04.07

END

Enclosure 4.


Wednesday 18 April 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 270,619 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 369,334,572 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,271,320,280.

The above figure (8,271,320,280) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure 5.

DC07-197                                                           20 April 2007


                       BT TO ACQUIRE COMSAT INTERNATIONAL

             Latin American acquisition to improve BT's global reach


BT has announced  today that it has entered into an agreement to acquire  Comsat
International,   a  leading   provider  of  data   communication   services  for
corporations and public sector organisations in Latin America.

The acquisition of Comsat International, through its parent company, CI Holding Corporation, will bolster BT's global reach and reinforce its ability to help customers address the challenges and opportunities of globalisation. Comsat International employs over 700 professionals with in-depth knowledge of Latin American markets and provides services directly in 15 countries. The company has a well-established track record in the delivery of complex projects and the management of network solutions for enterprise, public sector and carrier customers. It has its own extensive regional network and also provides customers with data centre, hosting and security services.

Francois Barrault, President BT International, said: "This acquisition will be an exciting milestone in the execution of our strategy of well targeted acquisitions around the world, and will strengthen BT's position as one of the global leaders in the digital networked economy. Comsat International has an excellent reputation and is widely recognised for its regional expertise. This will help us take our 21st Century network and services portfolio to customers and prospects operating in the region. This acquisition significantly enhances BT's position in the increasingly important Latin American market. It also underlines our commitment to providing world class services to our customers wherever they do business."

George M. Kappaz, President and CEO of Comsat International said: "Comsat is a leading provider of high-end communications services to the corporate and government sectors in Latin America, and BT Global Services' capabilities and experience in global networking and IT for major corporations are second to none. The combination of our businesses and capabilities in the region presents an exciting and compelling opportunity for our customers and employees. This represents a validation of our strategy to focus on corporate and government customers, which now will further benefit from the substantial ICT and solutions expertise, increased product and service portfolio and enhanced global coverage that BT brings to the table."

As at the last audited balance sheet on 31 December 2005, the gross assets of Comsat International were $145 million.

Closing of the transaction is subject to regulatory and anti-trust clearances and the satisfaction of other conditions.


About Comsat International

Comsat International, Inc. provides local, national and pan-regional network services and solutions for approximately 2,000 enterprise, government and service-provider customers over modern, integrated terrestrial and satellite network facilities throughout Latin America. It owns domestic networks in Argentina, Brazil, Colombia, Mexico, Peru, Venezuela and throughout Central America, with two gateway interconnect points in the USA. The company also provides services in Turkey. In addition, it operates over 2,000 square meters of data centre and hosting facilities in the region. Comsat International, Inc. is headquartered in McLean, Virginia USA, and has operating subsidiaries in 15 countries. CI Holding Corporation is the parent company of Comsat International, Inc. For more information, visit www.comsatint.com.


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Enclosure 6.

Tuesday 24 April 2007

                                  BT GROUP PLC

                     NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Francois Barrault, whose appointment as a director of BT Group plc with immediate effect was announced today:


Current Directorship of publicly quoted companies in the last five years:


Company name                                   Appointed

eServGlobal Limited                            19 March 2003


Mr Barrault has no other information to disclose in respect of Listing Rule 9.6.13.

Ends

Enclosure 7.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

FRANCOIS BARRAULT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

FRANCOIS BARRAULT

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

STATEMENT OF ABOVE DIRECTOR'S INTERESTS IN SHARES ON APPOINTMENT

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED AND LLOYDS TSB REGISTRARS CORPORATE NOMINEES
LIMITED:

DEFERRED BONUS PLAN:

2004 - 59,013 SHARES;

2005 - 55,767 SHARES;

2006 - 91,491 SHARES.

INCENTIVE SHARE PLAN:

2005 - 185,894 SHARES;

2006 - 194,914 SHARES.

RETENTION SHARE PLAN

2004 - 358,655 SHARES;

2007 - 160,865 SHARES.

GLOBAL SHARE OPTION PLAN

2004 - OPTION OVER 362,500 SHARES AT 180P PER SHARE

HALIFAX CORPORATE TRUSTEES LIMITED

ALLSHARE INTERNATIONAL

2006 - 107 SHARES.

8. State the nature of the transaction

STATEMENT OF ABOVE DIRECTOR'S INTERESTS IN SHARES ON APPOINTMENT

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

N/A


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSON HAS A TECHNICAL INTEREST AS AT 24 APRIL 2007 AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 20,797,054 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT F CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 33,726 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

24.04.07

END

Enclosure 8.

Wednesday 25 April 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred to participants in its employee share plans 339,548 ordinary shares at a minimum price of 154 pence per share and a maximum price of 230 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 368,995,024 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,271,659,828.

The above figure (8,271,659,828) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                  --: ends :--

Enclosure 9.


Monday 30 April 2007


                                  BT GROUP PLC


                   TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 30 April 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 368,995,024 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,271,659,828.

The above figure (8,271,659,828) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 10.

Wednesday 2 May 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 438,178 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 368,556,846 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,272,098,006.

The above figure (8,272,0989,006) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 08 May 2007